Exhibit 12.1

Rose Rock Midstream, L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Successor				Predecessor
	Subsequent to Emergence							Prior to Emergence
	Six Months Ended June 30, 2014	Year Ended December 31,		One Month Ended December 31, 2011	Eleven Months Ended November 30, 2011	Year Ended December 31, 2010	One Month Ended December 31, 2009	Eleven Months Ended November 30, 2009
		2013	2012
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$7,918	$20,434	$23,954	$2,148	$21,087	$23,477	$1,285	$132,552
Add:
Fixed charges	5,219	9,037	2,307	266	1,970	720	65	1,932
Amortization of capitalized interest	16	21	6	1	—	—	—	—
Distributed earnings of equity investees	28,052	16,999	—	—	—	—	—	—
Subtract:
Capitalized interest	119	534	72	84	—	—	—	—

Pretax income as adjusted	$41,086	$45,957	$26,195	$2,331	$23,057	$24,197	$1,350	$134,484

Fixed Charges:
Interest expense	$4,867	$8,100	$1,912	$155	$1,668	$482	$43	$1,699
Interest capitalized	119	534	72	84	—	—	—	—

	4,986	8,634	1,984	239	1,668	482	43	1699
Portion of rents representative of an appropriate interest factor	233	403	323	27	302	238	22	233

Total fixed charges	$5,219	$9,037	$2,307	$266	$1,970	$720	$65	$1,932

Ratio of earnings to fixed charges	7.9	5.1	11.4	8.8	11.7	33.6	20.7	69.6

On November 29, 2011, SemGroup Corporation contributed SemCrude, L.P. to Rose Rock Midstream, L.P.